NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES ACQUIRES
1801 CALIFORNIA STREET OFFICE TOWER
 IN DENVER

NEW YORK, December 9, 2011 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that it has acquired, together with an investment consortium, 1801 California Street in Denver, CO from PSEG Energy Holdings for $215 million. Brookfield Office Properties’ economic interest in this asset is approximately $110 million, or 51%, and it will manage the property on behalf of the consortium. The company completed the transaction using its available cash resources and through an acquisition facility.

Located in Denver’s central business district, 1801 California Street, formerly known as Qwest Tower, is a 54-story, Class A office building containing 1.4 million rentable square feet and more than 1,500 parking spaces. It is the second tallest building in Denver, after the Brookfield-owned Republic Plaza. The building is located across the street from the 18th & California light rail and two bus stations are within two blocks.

“The Denver market has demonstrated strong fundamentals with positive absorption and job growth over the past 18 months. 1801 California Street fits our strategy of owning premier assets in the best-located areas within our operating markets,” said Dennis Friedrich, president and global chief investment officer of Brookfield Office Properties. “This acquisition generates another opportunity where we can add value through pro-active management and continues our capital recycling program, through which we have sold $1 billion of gross assets over the past 12 months, redeploying $350 million of capital into more accretive investments.”

Brookfield is planning to undertake a capital program to reposition the property as a market-leading asset. The building is currently 100% leased; 80% of existing leases are set to expire by July 2012. The top tenants include CenturyLink/Qwest, Patton Boggs and MWH Americas Inc.

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About Brookfield Office Properties
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 111 properties totaling 77 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications
(212) 417-7215; melissa.coley@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.